UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

               This Report on Form 6-K contains two Ad hoc announcements made by Deutsche Bank AG pursuant to Section 15 of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) on January 14, 2009. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG:
Deutsche Bank provides update on fourth quarter 2008 performance
FRANKFURT AM MAIN, 14 January 2009 — Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today announced, on a preliminary and unaudited basis, key elements of its fourth quarter 2008 financial performance:
•	Fourth-quarter loss: The bank currently anticipates a loss after taxes in the region of EUR 4.8 billion for the fourth quarter 2008. This development reflects exceptional market conditions, which severely impacted results in the sales and trading businesses, most notably in Credit Trading including its proprietary trading business, Equity Derivatives and Equities Proprietary Trading. The result also reflects exposure reduction and other de-risking measures, a significant increase in provisions against certain of our monoline counterparties, and certain other exceptional gains and charges, including reorganisation charges. In Asset and Wealth Management, the bank anticipates a fourth quarter loss driven by an impairment charge on intangible assets related to DWS Scudder and substantial injections into money market funds.

For the full year 2008, the bank currently anticipates a loss after tax in the region of EUR 3.9 billion.

•	Limited use of the fair value option on own debt: Consistent with stated policy, the bank continues to make very limited use of the fair value option on its own debt. For comparative purposes, it is noted that election of the fair value option on all of Deutsche Bank’s issued debt would have provided an additional pre-tax gain in excess of EUR 5.5 billion for the full year 2008.

•	Capital strength: At the end of the fourth quarter, the bank anticipates that its BIS Tier 1 ratio will be in the region of 10%, its published target. This reflects a dividend accrual of 50 Cents per share for 2008.

•	Further progress in balance sheet de-leveraging: Global Markets made further significant reductions to its trading and other non-derivatives assets during the fourth quarter 2008 of around EUR 300 billion, reflecting the bank’s balance sheet de-leveraging initiatives in this area. However, these reductions were more than counterbalanced by higher positive market values from derivatives, for which very limited netting is available under IFRS accounting rules. The increase in our gross mark-to-market derivatives balances reflect the exceptional volatility and extreme yield curve moves during the quarter. The reduction in trading and non-derivatives assets in no way compromised the bank’s lending to the German midcap sector during the quarter. The bank’s leverage ratio, according to its target definition, is anticipated to decrease compared to the end of the third quarter 2008.

•	Significant reduction in key credit market exposures: The bank’s exposure to leveraged loans and loan commitments (held on a fair value basis) was reduced from EUR 11.9 billion at the end of the third quarter to below EUR 1 billion at the end of the fourth quarter 2008. Furthermore, commercial real estate loans (held on a fair value basis, net of risk reduction) declined from EUR 8.4 billion to under EUR 3 billion in the same period.

•	Corrective measures: The Management Board decided upon a number of corrective adjustments to its platform in the quarter, some of which were implemented toward the end of the quarter, and are thus reflected in the fourth quarter results. Other measures will follow in 2009.
Deutsche Bank’s fourth-quarter and full-year 2008 results will be published as scheduled on 5 February 2009 with the Annual Press Conference and an Analyst Conference taking place on the same day in Frankfurt.
Deutsche Bank and Deutsche Post adjust structure of Postbank contract
Bonn / Frankfurt am Main, 14 January 2009 — Deutsche Bank AG (XETRA: DBKGn.DE / NYSE: DB) and Deutsche Post AG have agreed on an improved transaction structure for Deutsche Bank’s acquisition of Deutsche Postbank AG shares based on the previous purchase price. The contract now comprises three tranches, enabling Deutsche Bank to complete the acquisition in a more capital-efficient manner. In return, Deutsche Post will receive the proceeds of the whole transaction on the day of the closing and thus three years earlier than expected. Both parties expect the transaction to close by 27 February 2009 at the latest, subject to the approval of the antitrust authorities. The cash value of the transaction is EUR 4.9 billion.
As a first step, Deutsche Bank plans to acquire 50 million Postbank shares — corresponding to a stake of 22.9% — in a non-cash capital increase of EUR 1.1 billion excluding subscription rights. As a result, Deutsche Post will acquire a shareholding of approximately 8% in Deutsche Bank. Deutsche Post can dispose over half of this holding from the end of April 2009, the other half may be disposed of from mid-June. It has been agreed that mechanisms designed to avoid market disturbances will be applied to any such sales. During the interim a certain amount of hedging is permissible, and some measures are planned.
At the same time, Deutsche Bank will underwrite mandatory exchangeable bonds issued by Deutsche Post. After three years, these bonds — including interest payments accrued — will be exchanged for 60 million Postbank shares, or a 27.4% stake. The bonds are zero-coupon bonds with a 4 percent accrued interest per year. The cash value of the bonds at the time of the closing is anticipated to be approximately EUR 2.7 billion.
Put and call options remain in place for the remaining 26.4 million shares (or 12.1%). Deutsche Bank will pay a cash collateral for the options amounting to the cash value of EUR 1.1 billion at the time of the closing. The exercise periods are now set between the 36th and 48th month after closing.

Through the collateralization of the put option and the subscription to the mandatory exchangeable bonds, Deutsche Post will receive approximately EUR 3.8 billion in direct liquid funds, of which EUR 3.1 billion were received by Deutsche Post on 2 January 2009.
Upon closing of the new structure Deutsche Bank’s Tier 1 capital consumption will be reduced to EUR 1.0 billion versus EUR 2.2 billion under the previous structure.
The value for each tranche of the transaction may be adjusted before closing.
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 26, 2008 on pages 6 through 15 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: January 14, 2009
By:	/s/ M. Otto
	Name:	Mathias Otto
	Title:	Deputy General Counsel Germany, Central & Eastern Europe

By:	/s/ Schmitt
	Name:	Wolfram Schmitt
	Title:	Global Head of Investor Relations